1271 Avenue of the Americas
New York, New York 10020-1401
Tel: +1.212.906.1200 Fax: +1.212.751.4864
www.lw.com

FIRM / AFFILIATE OFFICES
	Austin	Milan
	Beijing	Munich
	Boston	New York
	Brussels	Orange County
	Century City	Paris
	Chicago	Riyadh
April 19, 2023	Dubai	San Diego
	Düsseldorf	San Francisco
	Frankfurt	Seoul
	Hamburg	Shanghai
	Hong Kong	Silicon Valley
	Houston	Singapore
	London	Tel Aviv
	Los Angeles	Tokyo
	Madrid	Washington, D.C.

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate and Construction
100 F Street, N.E.
Washington, D.C. 20549-6010

Attention:	Pearlyne Paulemon
David Link

Re:	DP Cap Acquisition Corp I Preliminary Proxy Statement on Schedule 14A
Filed April 14, 2023
File No. 001-41041

Ladies and Gentlemen:

On behalf of our client, DP Cap Acquisition Corp I (the “Company”), we are submitting this letter in response to the comment received from the staff (the “Staff”) of the Securities and Exchange Commission by letter, dated April 19, 2023, regarding the Company’s Preliminary Proxy Statement on Schedule 14A, as filed with the SEC on April 14, 2023. For ease of review, we have set forth the Staff’s comment in bold type, followed by the Company’s response thereto.

April 19, 2023

General

1.
With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants which would expire worthless.

Response:  The Company respectfully acknowledges the Staff's comment and confirms that the Sponsor is not controlled by nor does it have substantial ties with any non-U.S. person.

* * *

Please do not hesitate to contact me by telephone at +1.212.906.1297 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Erika Weinberg

Erika Weinberg
of LATHAM & WATKINS LLP

cc:          Scott Savitz, Chairman and Chief Executive Officer, DP Cap Acquisition Corp I
Daniel Lynch, Chief Financial Officer, DP Cap Acquisition Corp I